Exhibit 99.2

BCM RESOURCES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended August 31, 2008

The following is a discussion and analysis of the financial condition and operating results of BCM Resources Corporation (the “Company”) for the twelve months ended August 31, 2008. The discussion should be read in conjunction with the audited dated financial statements of the Company and the notes thereto for the twelve months ended August 31, 2007 and the audited dated financial statements for the 365-day period ended August 31, 2007. The audited financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries. Unless expressly stated otherwise, all financial information is presented in Canadian dollars.

OVERVIEW

The Company is in the business of acquiring, exploring and developing mineral resource properties. At present, the Company is in the exploration stage and has interests in resource properties located in the Skeena and Omineca Mining Divisions in British Columbia.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The Company has an option to acquire 11 mineral claims pursuant to an agreement dated June 15, 2005 and amended by agreement dated May 29, 2006 with Nicholas Carter (“Carter Property Agreement”). As consideration the Company agreed to deliver to Carter the payments, shares and royalties as set out in the financial statements.

Subsequent to the Carter Property Agreement, additional mineral claims with an area of 11,300 hectares, adjacent to its Shan Molybdenum discovery, was staked and increased the total area of BCM’s 100% owned claims in the Shan region to 18,790 hectares. The Shan properties are referred to as Shan South, Shan North and the McRae block.

FINANCING ACTIVITIES

On September 25, 2006 the Company closed its initial public offering and began trading on the TSX~~-~~Venture Exchange on September 27, 2006. The Company offered to purchasers resident in British Columbia and Alberta, Canada, through Haywood Securities Inc., 2,000,000 flow-through common shares (“FT Shares”) at a price of $0.50 per share and 1,000,000 Units at a price of $0.50 per Unit for gross proceeds of $1,500,000.  Each Unit consists of one non flow-through common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable for the purchase of one additional common share at $0.75 per common share for one year from the closing of the initial public offering.

During the course of fiscal 2007 the Company raised an additional $4,000,000 in non-brokered private placement financings. The financings were a combination of flow through shares and units; with flow-through shares totaling $1,500,000 at a price of $0.90 per share and  units of $2,500,000 consisting of one common share and one half of a share purchase warrant at $0.80 per unit were issued. There were no financing activities in the current fiscal year.

ACTIVITIES OF THE COMPANY

The Company is concentrating its efforts on exploration for molybdenum in the Terrace area of northern British Columbia.  The Shan Property 24 kilometres north east of Terrace has received substantial attention in the current fiscal year.

The company’s Phase 3 drilling program on the Shan Property commenced on October 1, 2007 and drilled approximately 2,470 metres.  The principal target areas were the north extension of Shan South (Triangle target area) and the Banana Lake target area located at Shan North.

The Shan South portion of the phase 3 drill program consisted of five diamond-drill holes for a total of 1080 metres, testing a 500 x 500 m area north and down-slope from previous drilling. This area, referred to as the Triangle Zone, is in the vicinity of the historical adit. A pattern of scattered high-grade mineralization similar to that at the nearby Camp Zone was observed.

On the Shan North mineral area, in the Banana Lake region, 11 holes totaling 2,470 metres were drilled. This program was designed to test a 600 x 400 m zone where both geophysical and geochemical anomalies coincide.

Highlights of the Shan North drill program include .08% molybdenum (Mo) over 22 metres including .15% Mo over 9.5 metres (Hole NS 004) and 0.10% Mo over 14 metres (NS 010). With the exception of NS002 & NS006, all holes returned molybdenum mineralization. The drill program revealed widespread stockwork mineralization with local high-grade occurrences.

Exploration activities during the calendar year 2008 at Shan South have expanded the area of known molybdenum mineralization surrounding the Las Margaritas molybdenum discovery zone to a size of approximately 4 by 2 kilometres.  Within this region, five zones of anomalous molybdenum values, all potentially similar in size and geological character to the Las Margaritas discovery zone were outlined. The Las Margaritas molybdenum mineralization is generally hosted by granitic rocks and is partially concealed beneath volcanic cover.

Three geochemical exploration techniques were employed during the past field season at Shan South :

Soil samples: Soil samples were collected at intervals of about 35 m along east-west lines spaced 100 m or less apart with the objective of detecting areas of minor quartz veining in volcanic cover rocks, similar to those observed in drill holes in the southern part of the Las Margaritas zone. Soils were not collected in one area (Area 1) due to lack of adequate soil development.

Moss Mat samples: The collection of moss mat samples along drainages, undertaken in part due to scarcity of traditional stream sediments, turned out to be an optimal sample medium for detecting anomalous molybdenum values generated by groundwater circulating along structural trends that also control the location of the streams.  Samples were ashed and subsequently sieved to -100 mesh.  Anomalous values are present in both ashed plant material and the very fine stream sediments trapped in the moss mats.

Rock Samples: Altered rocks and quartz veining in bedrock and subcrop were collected from stream drainages.

These results obtained from the three sample media were combined with information generated from the 3-D modeling of the aeromagnetic survey flown in 2007.  Areas of low magnetic susceptibility present within the anomalous areas outlined by the geochemical survey may indicate magnetite destructive alteration associated with molybdenum mineralization.

Mineralized zones outlined, (see also Company website for reference map):

Area 1: This 1200 x 700 m area, situated 500 m west of the Las Margaritas zone, may represent the southern portion of the Las Margaritas zone offset by post-mineral faulting. Abundant quartz veining in volcanic rock was observed on the ridge top, and analytical results of samples collected from this area ranged from 46 ppm Mo in outcrop to 362 ppm in a float sample.  On the north face of the ridge, the underlying granodiorite is exposed, and while mainly of fresh appearance, sericitic alteration along fractures was found to contain molybdenum values of up to 123 ppm Mo, 1896 ppm Zn, 181 ppm Pb and 39 ppm Ag.  Exposures along the major northwest-trending creek draining the ridge returned values of 71 and 83 ppm Mo. Several vertical drill holes near the ridge-top area are recommended to test for an underlying zone of mineralization.

Area 2: This 600 x 400 m area is 200 m north-northwest of the Las Margaritas zone and may represent the western extension of the Triangle Zone.  Soil samples were collected only from the flat top of the ridge, and results ranged up to 202 ppm Mo. Moss mat samples collected along structurally controlled drainages were found to contain highly anomalous Mo values with results ranging up to 658 ppm including several samples of around 100 ppm. This zone of anomalous Mo values is thought to dip gently to moderately northwards and may be near surface along its southern margin based on the analysis of results of stream sediments and soils data.  It is recommended that this zone be tested by shallow vertical drill holes.

Area 3: This 550 x 300 m area, situated 700 m east-northeast of the Las Margaritas zone, may represent the eastern extension of the Triangle Zone.  Soil sample results were as high as 203 ppm Mo and rock samples collected along drainages returned Mo values ranging up to 59 ppm in bedrock samples and 3280 ppm in a grab sample of a quartz-molybdenite vein in subcrop.  Moss mat samples ranged up to 66 ppm Mo. This zone is thought to dip gently to moderately northwards. Several shallow vertical drill holes are recommended to test the area.

Area 4: This 800 x 500 m area is 1500 m east of the Las Margaritas zone and is coincident with an area of anomalous Mo values indicated by earlier stream sediment surveys.  Soil sample results ranged up to 31 ppm Mo, while background values away from the zone were generally in the 1-3 ppm range. Work to date only tested the northern part of the zone but stream sediment results from the 1975 survey indicate values of up to 65 ppm Mo in drainages in the central part of the anomalous area.  One rock sample of an altered granodiorite dyke returned 34 ppm Mo.   This area will be subjected to additional prospecting in the 2009 field season.

Area 5:  This 800 x 500 m area is located 200 m south-southeast of the Las Margaritas zone and is coincident with anomalous Mo values from earlier stream sediment surveys.  Soil samples range up to 75 ppm Mo while altered volcanic rocks contained Mo values of up to a few hundred ppm. A float/subcrop sample of altered rock containing quartz veining returned 1206 ppm Mo. Moss Mat samples for the drainages were all anomalous, ranging from 46 to 701 ppm Mo, with eight of the ten samples above 100 ppm Mo.  This area is considered to be highly prospective and will be tested by a series of relatively shallow drill holes.

SELECTED ANNUAL INFORMATION

The following selected financial information is derived from the audited financial statements and notes thereto.  The information has been prepared in accordance with Canadian GAAP.

	Audited Results for the Year ended August 31, 2007	Audited for the Year ended August 31, 2008
Total revenue	Nil	Nil
Earnings (loss) before extraordinary items(1)
Total	(1,112,774)	(924,230)
Per Share (1)	(0.11)	0.02
Total assets	5,250,089	4,943,706
Total long-term debt	Nil	Nil
Total shareholders’ equity (deficiency)	5,161,216	4,922,260
Capital Stock	5,601,686	5,174,186
Net earnings (loss) for the period	(947,457)	(188,544)
Total
Per Share	(0.11)	0.02

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

Total assets increased by a total of $4,700,714 of which $2,982,302 was due to expenditures on the Mineral Property and a $1,553,514 increase in cash, cash equivalents and term deposits.

SELECTED QUARTERLY FINANCIAL INFORMATION AND FOURTH QUARTER

	Quarter ended Nov. 30, 2007	Quarter ended Feb. 28, 2008	Quarter ended May 31, 2008	Quarter ended Aug 31, 2008
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	(40,156)	(94,711)	(66,779)	$390,190
Income (loss) per share	(0.00)	($0.01)	($0.01)	$0.02

RESULTS OF OPERATION

For the twelve months ended August 31, 2008, total expenses were $301,074. This compares with $981,088 for the 12 month period ended August 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2008, the Company had working capital of $521,151 compared to a working capital deficiency of $1,674,508 as at August 31, 2007. The Company’s current assets include $66,280 in cash and cash equivalents on August 31, 2007 and ($1,576,713 in cash and cash equivalents– August 31, 2007. At year-end there was $74,174 in GST receivable, $389,591 in tax rebates receivable and $12,552 in prepaid expenses. The Company has no other liquid assets as at August 31, 2008. The Company has total non-current assets of $4,401,109 of which $4,382,878 is capitalized exploration expenditures and the remainder is office equipment. Accounts payable have decreased to $16,641 on August 31 2008 from $85,964 on August 31, 2008.

As at August 31, 2008 the Company has cash and cash equivalents totaling $66,280.  In order to maintain operations and cover administrative costs, the Company will need to raise additional financing.  In the past, the Company has relied on sales of equity securities to meet its cash requirements.  There can be no assurance that additional funding from this or other sources will be available in the future to satisfy operational requirements and cash commitments.

SHARE CAPITAL

On September 27, 2006 the Company issued 100,000 common shares to Nicholas Carter, pursuant to the Carter Property Agreement.  The total number of shares outstanding as at August 31, 2008 number of shares outstanding as at August 31, 2008 was 12,075,511 and on December 10, 2008 was 12,175,511.

As at August 31, 2008 there were at total of 1,035,000 as follows; 275,000 stock options outstanding, exercisable at $0.50 per share until September 25, 2011, 250,000 stock options outstanding, exercisable at $0.50 per share until October 10, 2011, 125,000 stock options outstanding, 125,000 exercisable at $0.90 per share until February 15, 2015, and 395,000 stock options outstanding, exercisable at $1.30 per share until March 30, 2012.  The Company has no share purchase warrants outstanding.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CHANGES IN ACCOUNTING POLICIES

There has been no change in the Company’s accounting policies during the period.

STOCK OPTIONS

No stock options were granted or exercised during the three months ended August 31, 2008.

SUBSEQUENT EVENTS

On September 27, 2008 the Company issued 100,000 common shares to Nicholas Carter, pursuant to the Carter Property Agreement.

ADDITIONAL INFORMATION

Additional information is available on the SEDAR website at www.sedar.com.